February 22, 2013

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Bank of America Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-06523

Dear Ms. Hayes:

We have received and reviewed your letter dated February 4, 2013. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff's comments. Our responses are intended to address the comments and questions raised by the Staff. Terms used herein but not defined have the same meaning as in the referenced Form 10-K as applicable. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Complex Accounting Estimates - Goodwill and Intangible Assets, page 124

1.
We note your response to the third bullet of prior comment 3 from our letter dated October 19, 2012. Please tell us in more detail how you considered the guidance in ASC 350-20-35-7 in determining that you were not required to specifically allocate those assets and liabilities to your reporting units.

Response: ASC 350-20-35-7 states, “In determining the carrying amount of a reporting unit, deferred income taxes shall be included in the carrying amount of the reporting unit, regardless of whether the fair value of the reporting unit will be determined assuming it would be bought or sold in a taxable or nontaxable transaction." As a result, our response to your comment is solely in regards to the approximate $30 billion of net deferred tax assets (“DTAs”) as of June 30, 2011 that have not been allocated to the reporting units.

Regarding the other remaining assets and liabilities in All Other, which composition is described in more detail in our response to the third bullet of prior comment 3 from your letter dated October 19, 2012 and, as we previously discussed with you, we performed a reconciliation of specific assets and liabilities that are assigned to All Other that are either not employed in the operations of a reporting unit or not considered in determining the fair value of the reporting units. We compared this total against the All Other assets and liabilities after the hypothetical allocations, which provided evidence that there were not any residual assets or liabilities in All Other that should have been allocated to the reporting units.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

As for the $30 billion of net DTAs noted in our response:

•	approximately $22 billion relates to net operating loss (“NOL”) and tax credit carryforwards,

•	approximately $26 billion relates to deferred tax assets (“DTAs”) resulting from temporary differences, and

•	approximately $18 billion relates to deferred tax liabilities (“DTLs”) resulting from temporary differences.

As a reference to the composition of the NOL and tax credit carryforwards, DTAs, and DTLs that existed at June 30, 2011, we have attached as an appendix a summary of our net deferred tax assets as of December 31, 2011 and we note that the December 31, 2011 balances are not significantly different than the amounts at June 30, 2011.

We do not believe the $22 billion of NOL and tax credit carryforwards that are attributed to specific legal entities are required to be or should be assigned to the reporting units because our reporting units are not separate legal entities. ASC 350-20 does not address whether deferred tax assets arising from NOL and tax credit carryforwards, which are not related to particular assets or liabilities of a reporting unit, should be assigned to a reporting unit. The NOL and tax credit carryforwards are applicable to certain legal entities whereas the DTAs and DTLs are applicable to particular assets and liabilities. Our segments and reporting units are not separate legal entities, but instead are particular assets and liabilities that are grouped based on the business activities they support. For example, every reporting unit will contain assets and liabilities that are owned by Bank of America, N.A. (BANA), our primary banking subsidiary, which results in the BANA legal entity being spread across the reporting units. Because our reporting units are not separate legal entities, we assume that a sale of a reporting unit would be in a taxable transaction and, as a result, we do not include a benefit from the NOL and tax credit carryforwards to the reporting units because a market participant acquirer would not be entitled to retain the NOL and tax credit carryforwards. Therefore, we do not believe the DTAs arising from the NOL and tax credit carryforwards that are attributable to specific legal entities are required to be or should be assigned to the reporting units.

For the remaining approximate $26 billion of DTAs and $18 billion of DTLs, it should be noted that $14 billion of the DTAs and $4 billion of the DTLs relate directly to our Consumer Real Estate Services (“CRES”) reporting unit which had no goodwill as of June 30, 2011.

The impact of allocating the remaining $12 billion of DTAs and $14 billion of DTLs would be immaterial to the impairment tests. In our July 1, 2011 response to comment 17 of your letter dated June 6, 2011, we discussed how we determine the carrying value of our reporting units. The most significant component of the carrying value is the determination of the amount of economic capital required for a segment and reporting unit. If we were to allocate the deferred taxes to the reporting units, we do not believe the deferred taxes would affect economic capital (or carrying value of the reporting units). Economic capital is based on market value volatility rather than generally accepted accounting principles. Hence, from an economic value perspective, the tax provisions are based on statutory income tax rates and use current taxes when computing net operating profit and for discounting to market value. As a result, the income tax timing differences are not relevant to market values and would not affect the economic capital of the reporting units. As described earlier, we assume the reporting units would be sold in a taxable transaction in which the acquirer would not receive any benefits from the deferred taxes; therefore, the deferred taxes do not change our fair value estimate. As a result, the reporting units' carrying values and fair values are not impacted by the allocation of deferred taxes, and therefore has no effect on step one of our goodwill impairment tests. We also considered an alternative view, which we do not support, where the deferred tax allocation would result in adjusting the reporting units' carrying values for the net amount of their applicable deferred tax allocations. In considering the allocation of the $12 billion of DTAs and $14 billion of DTLs, it is important to note that the majority of these DTAs and DTLs relate to assets and liabilities that are either spread across the reporting units or are not employed in the reporting units (i.e., they

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

apply to All Other). As such, none of the reporting units' deferred taxes, on a net basis (e.g., DTAs less DTLs), is significant. Even if we applied this view, the allocation of the deferred taxes would not change the results of the June 30, 2011 goodwill impairment tests due to the insignificant net deferred taxes that would have been allocated. We do not support this view as it is primarily reliant on a separate legal entity concept. ASC 305-20 does not contemplate the effect an allocation of deferred taxes would have to a reporting unit's carrying value when that reporting unit is a group of assets and liabilities and not a separate legal entity or entities. As described above, the carrying value of our reporting units is based on the amount of economic capital required to support the reporting unit. The economic capital is determined on a current tax basis. Therefore, the allocation of the deferred taxes would also draw an intercompany receivable/payable or contribution/distribution from the parent so that the risk of the deferred taxes is borne by the parent and the capital basis would not be impacted for the effect of the deferred taxes (i.e., the amount of required capital is not affected by the deferred taxes).

2.
We note your response to the third bullet of prior comment 3 from our letter dated October 19, 2012 where you discuss the process you follow to allocate assets and liabilities to the reporting units. Tell us how you considered the fair values of the assets and liabilities allocated to each reporting unit during the hypothetical allocation process together with the fair values of the assets and liabilities you directly allocated to each of your reporting units in determining the fair value of each reporting unit as a whole. In other words, tell us how you ensure that the way you derive the fair value of your reporting units is reflective of all of the assets and liabilities that you have determined make up the carrying value of the reporting units. As part of your response, please address each of your fair value methodologies (market approach based on a weighting of tangible capital, book capital and earnings multiples, and income approach based on discounted cash flows of estimated future cash flows), separately.

Response: Prior to addressing your comment, we believe it would be helpful to provide a high-level summary of the allocation process of hypothetical assets and/or liabilities to our reporting units, which is described in more detail in our July 1, 2011 response to comment 17 of your letter dated June 6, 2011. Essentially, the process begins with the calculation of the amount of equity to allocate to a reporting unit. After the equity is determined, we total the amount of assets and liabilities specifically owned by the reporting units. This process results in the reporting units not having a balance sheet in which their assets equal their liabilities and equity. In order to get an appropriate balance sheet, hypothetical assets or liabilities are allocated to the reporting unit from the All Other category at their carrying value, which is viewed as an intercompany transaction and results in a balance sheet that is consistent with the reporting units' Allocated Equity and earnings.

An important consideration in this allocation is that the segments that support the reporting units are being assessed funding costs through the funds transfer pricing process. The funds transfer pricing process is designed and governed to ensure that each business, in conjunction with its actual interest income and interest expense, (herein interest income and interest expense is referred to as “cash flows”) is properly allocated applicable revenues and costs as if it were a standalone business. This process would also include the All Other category for its activities. The amount of cash flows assigned to the reporting unit is determined based on the reporting unit's owned assets and/or liabilities, including the duration of the reporting unit's assets and/or liabilities, and the amount of hypothetical assets or liabilities the entity needs to support those assets and liabilities and economic capital. Because of the method that costs are charged to the segments, it is imperative that the hypothetical asset or liability has duration and terms consistent with the costs being charged to the segment (i.e., the terms of the hypothetical asset or liability should be consistent with the costs of the hypothetical asset or liability). The cash flows and terms of the hypothetical assets and/or liabilities are those that we believe the segments would receive, incur, hold or owe if they operated on a standalone basis. If we tried to allocate specific assets and/or liabilities from All Other, they would still need to match the funding cost. Therefore, we would need to separate or split-up individual assets and liabilities, including the derivatives used in managing

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

the Corporation's interest rate risk, into portions to get the assigned assets and/or liabilities to be consistent with the correct allocation. The use of a hypothetical allocation accomplishes this in a more efficient and effective manner and results in the reporting units having a proper balance sheet consisting of assets and liabilities that are consistent with the underlying equity and earnings. This process then allows us to rely on the reporting unit's cash flows when estimating fair value, which would incorporate the assets and liabilities, including the hypothetical assets and liabilities, that make up the reporting unit's carrying value.

In regards to our valuation methodologies, we rely on an income approach and/or a market approach to determine the fair value of our reporting units. In performing these valuations, the actual results of the reporting units, which is based on the actual cash flows associated with the assets and liabilities specific to the reporting units and the cash flows allocated through the funds transfer pricing process, which would be the cash flows associated with the hypothetical allocated assets and liabilities, are incorporated into the valuations. To assist with these fair value measurements for step one of the goodwill impairment tests, we engage a third party with expertise in valuations to help perform the valuations. Depending on the reporting unit, we may use the average of the two valuations, only the income approach or only the market approach for estimating the fair value of the reporting units. We use only the income approach for reporting units that are subject to certain volatility in the markets which, due in part to financial reform and regulation and the financial crisis, make market comparables less meaningful. We use only a market approach when we believe a market participant would be primarily concerned with the balance sheet composition of the reporting unit. Certain of these weightings have varied over the years due to the changing economic environment and changes in the composition of certain reporting units, to ensure they are evaluated in a meaningful way.

The method we apply to determine the carrying value of the reporting units is integral to our estimation of the fair value of the reporting units. The net earnings of the reporting units, which are derived from the reporting units' direct revenues, net interest income and costs and the interest income and expenses recognized through the funds transfer pricing process is a significant factor in the reporting units' fair value estimates. The costs associated with the funds transfer pricing process, are the costs of the hypothetical allocated assets and liabilities, and the resultant net earnings which are utilized in our income approach as it is based on a forecast of expected future net cash flows. These forecasted net cash flows include the reporting units' direct and allocated revenues and costs. Additionally, under the market approach, net earnings is also a significant factor in determining fair value as that approach considers multiples of the reporting unit's trailing 12 months of net income (or adjusted 12-month net income in circumstances where the trailing 12 months included significant one-time items), tangible Allocated Equity and Allocated Equity values with more emphasis placed on the earnings multiples. These net earnings are dependent on the direct and allocated revenues and costs. As described above, the terms of the hypothetical allocated assets and liabilities are equal to allocated revenues and costs recorded through the funds transfer pricing process.

Overall, we believe the fair value of our reporting units (whether estimated under the income or market approach) is reflective of the cash flows generated by the assets and liabilities that make up the carrying value of the reporting units. Our response to comment 3 describes in more detail how we contemplate the fair value of the hypothetical assets and/or liabilities.

3.
Describe any reconciling procedures you perform to conclude that your process of allocating assets and liabilities based on hypothetical terms (e.g. interest rate and maturity characteristics) instead of actual terms is appropriate. For example, in your response, you note that from a fair value perspective, the allocated assets and liabilities are assumed to have terms consistent with the costs the reporting units absorbed through the funds transfer pricing system. Tell us how you determine whether there are differences between the actual fair values of the assets and liabilities that are allocated from the All

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

Other segment and the fair values of those same assets and liabilities based on the assumed terms you included in your hypothetical allocation methodology.

Response: We do not believe there would be any differences between the actual fair value of the hypothetical assets and liabilities that are allocated from the All Other category, based on the assumed terms included in the allocation methodology, and the fair values of those same assets and liabilities due to the fair values being based on the cash flows of the instruments. The funds transfer pricing process is designed, together with the controls established to ensure its integrity and governance, to ensure that the cash flows generated from the assets and liabilities, related to our asset and liability management activities, included in All Other are properly allocated across the segments or to liquidating businesses and other assets applicable to All Other. Because the allocated cash flows are based on actual cash flows, noting that the allocated cash flows drive the fair values of the assets and liabilities that are allocated from All Other, we believe that the total fair value of all hypothetical assets and liabilities, including those in All Other, would be the same as the actual fair value of the assets and liabilities that underlie the allocation, (which fair value would be based on the same cash flows as the hypothetical assets and liabilities). In other words, assuming that we would measure fair value of the hypothetical assets and liabilities in an income approach, as described in ASC 820, Fair Value Measurements and Disclosures, in which the cash flow assumption would be based on the actual cash flows of the hypothetical assets and liabilities, we believe that the combined fair value of the hypothetical assets and liabilities, including those not allocated from All Other, would be the same as the fair value of the actual assets and liabilities prior to the split (or hypothetical transfers) of the actual assets and liabilities.

4.
Tell us whether you have made any changes as of June 30, 2011 or after to your market participant assumptions for fair value of your reporting units as it relates to Basel III and other regulatory changes. If so, tell us when those changes were made, and specifically discuss how they were reflected in each of your different fair value methodologies. If not, please tell us how you concluded that market participants have not contemplated such changes in their estimates of fair value, and tell us when you would expect, and how you would to expect, to make such adjustments to your fair value assumptions.

Response: As of June 30, 2011, we do not believe that market participants would incorporate assumptions specifically related to Basel III in estimating an exit value of the reporting units due to the amount of uncertainty and ambiguity of the proposed rules, the unknown timing of the implementation of the rules, and uncertainty of the acceptance of the rules by the domestic regulators at that time. We also did not incorporate any specific assumptions for Basel III as of June 30, 2012. While the implementation of Basel III was progressing, we concluded that sufficient uncertainty still existed as of this date that a specific assumption for Basel III would not be applicable. Notwithstanding this, we believe that any uncertainty related to the proposed implementation of the Basel III rules was captured in our assumptions used in our fair value methodologies as well as our determination of economic capital and resulting carrying value of the reporting units.

As described above, we utilize two valuation methodologies, a market approach and an income approach to estimate the fair value of our reporting units. The advantage of the market approach is that it recognizes the effect of the assumptions that market participants would use when pricing the asset or liability, including assumptions about regulatory capital in an intuitive format. Market prices of publicly-traded companies and actual merger and acquisition transactions incorporate the effect on value of earnings, cash generation, and capital while recognizing general economic and industry conditions (which includes regulatory constraints on the entities). Therefore, the market approach results in a fair value estimate that is measured using assumptions that market participants would use when pricing the asset or liability, including assumptions about regulatory requirements. For our market approach, we engage a third-party valuation expert to assist in completing the fair value. This third party provides market-based multiples for price-to-earnings (P/E) metrics and book and/or tangible capital multiples for each reporting unit based on current transactions and/or data applicable to the

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

valuation date. The assumptions, which we consider to be observable inputs that were developed using publicly available information about actual events or transactions, reflect assumptions market participants would use when pricing the asset or liability. The assumptions utilized in the valuation are also reviewed and validated by personnel in each reporting unit that have expertise in these matters. As a result, we believe the assumptions inherently capture regulatory requirements market participants would consider in determining a selling price. In subsequent valuations, we have continued to use the same market approach along with engaging the same third-party valuation expert noting that the assumptions in subsequent valuations were updated based on more current transactions and events. The updated assumptions would implicitly capture the current market participant assumptions for earnings and capital. We have not engaged the third-party provider nor have we attempted to separate the portion of the above assumptions that apply specifically to regulatory requirements as we believe that our market approach intuitively captures these market requirements.

The primary assumption for the effect on the fair value of our reporting units as it relates to regulatory changes in our income approach is the discount rate utilized in our income approach. We engage a third-party valuation expert to provide us with a discount rate. The discount rate provided is estimated based on the Capital Asset Pricing Model1, which considers a risk-free rate of return, market equity risk premium, beta (a measure of the level of non-diversifiable risk associated with comparable companies) and a premium for company-specific risk (a premium dependent upon specific factors related to the expected performance of the company compared to historical results and industry statistics). The market equity risk premium is selected based on the third party's review of recently published articles, academic studies and surveys that attempt to quantify the expected equity risk premium for U.S. common stocks. The beta, which is based upon the weekly five-year raw betas of guideline companies, then adjusts the equity risk premium to an overall risk premium applicable to the reporting unit that would be consistent with comparable companies. We believe embedded in the betas would be the return assumptions affected by the regulatory requirements that market participants would consider in determining the fair value of the reporting units on an income approach.

Overall, we believe that our valuation methodologies incorporate assumptions that would consider the applicable regulatory requirements, by utilizing market comparisons, to determine a fair value in accordance with ASC 820-10- 05-1B that states that fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same-to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

Because the final implementation rules for Basel III are becoming clearer, we have modified our capital allocation methodology, beginning January 1, 2013, to capture the applicable effects of Basel III in the reporting units' carrying values, as appropriate, which will be disclosed in our Quarterly Report on Form 10-Q to be filed for the quarter ending March 31, 2013.

1 Pratt, P. Shannon; Reilly, F. Robert and Schweihs, P. Robert. Valuing a Business: The Analysis and Appraisal of Closely Held Companies - 4th Edition. New York: McGraw-Hill, (2000). In particular, refer to Chapter 9 - Income Approach: Discounted Future Economic Income Method (pp. 162-170).

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission

We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James

John M. James
Corporate Controller

cc:    Bruce R. Thompson, Chief Financial Officer
Neil A. Cotty, Chief Accounting Officer
Gary G. Lynch, Global General Counsel and Head of Compliance and Regulatory Relations
Thomas Pirolo, Partner, PricewaterhouseCoopers LLP

Appendix

Our net deferred tax assets as of December 31, 2011, as reported in our Form 10-K, were comprised of the following:

Deferred Tax Assets and Liabilities	December 31, 2011
(Dollars in millions)
Deferred tax assets
Net operating loss (NOL) carryforwards	$14,307
Allowance for credit losses	11,824
Accrued expenses	8,340
Employee compensation and retirement benefits	4,792
Credit carryforwards	4,510
State income taxes	2,489
Security and loan valuations	1,091
Other	1,654
Gross deferred tax assets	49,007
Valuation allowance	(1,796)
Total deferred tax assets, net of valuation allowance	$47,211

Deferred tax liabilities
Long-term borrowings	$3,360
Equipment lease financing	3,042
Mortgage servicing rights	1,993
Intangibles	1,894
Available-for-sale securities	1,811
Fee income	1,038
Other	2,074
Gross deferred tax liabilities	15,212
Net deferred tax assets	$31,999